

June 16, 2020

Craig Bergman
President, CEO
Vortex Blockchain Technologies Inc.
1401 Ohio Street
Des Moines, IA 50314

> **Re: Vortex Blockchain Technologies Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed March 10, 2020**
> **File No 000-55995**

Dear Mr. Bergman:

We issued comments to you on the above captioned filing on April 8, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 30, 2020.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kevin Stertzel at 202-551-3723 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing